

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2023

Matthew D. Ellis
Executive Vice President and Chief Financial Officer
Verizon Communications, Inc.
1095 Avenue of the Americas
New York, NY 10036

> **Re: Verizon Communications Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 10, 2023**
> **File No. 001-08606**

Dear Matthew D. Ellis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Horton